UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                             Commission File Number 033-02249-FW
                                                                    ------------



(CHECK ONE): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
 |_| Form 10-D |_| Form N-SAR |_| Form N-CSR


                  For Period Ended:         October 31, 2007
                                            -------------------

                  |_|  Transition Report on Form 10-K
                  |_|  Transition Report on Form 20-F
                  |_|  Transition Report on Form 11-K
                  |_|  Transition Report on Form 10-Q
                  |_|  Transition Report on Form N-SAR

                  For the Transition Period Ended: __________________

--------------------------------------------------------------------------------

Nothing in this from shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

MILLER PETROLEUM, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

3651 Baker Highway
--------------------------------------------------------------------------------
 Address of Principal Executive Office (Street and Number)

Huntsville, Tennessee 37756
--------------------------------------------------------------------------------
City, State and Zip Code

                       PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
|X| quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Miller Petroleum, Inc. is unable to file its Form 10-QSB for the period ended October 31, 2007 (the "Form 10-QSB") within the prescribed time period without unreasonable effort or expense because it requires additional time to review and complete its Form 10-QSB and accompanying financial statements due to its limited financial resources and available personnel.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Lyle H. Cooper              (865)                   691-8132
      -------------------------    ---------------     -------------------------
              (Name)                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment.

         --------------------------------------------------------------

                             MILLER PETROLEUM, INC.
     ----------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    December 17, 2007                            By:  /s/ Lyle H. Cooper
                                                           ------------------
                                                      Lyle H. Cooper
                                                      Chief Financial Officer

                            Attachment to Form 12b-25

Part IV - Other Information, Item (3)

For the three months ended October 31, 2007 total revenue decreased by $107,136 as compared to the same period in 2006. The loss from operations decreased by $33,976 for the same period.

For the six months ended October 31, 2007 total revenue decreased by $429,949 as compared to the same period in 2006. The loss from operations increased by $339,998 for the same period.

The primary reason for the changes is the termination in 2006 of all activities in the Wind Mill Oil & Gas, LLC joint venture.